UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hallador Energy Company

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(Name of Issuer)

Common Stock, $0.01 par value

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(Title of Class of Securities)

40609P105

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(CUSIP Number)

Steven R. Hardie

748 S. Meadows Pkwy

A9 #336

Reno, Nevada 89521.

Telephone: (775) 443-4432

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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 9, 2022

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40609P105

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1.	Names of Reporting Person NextG, LLC I.R.S. Identification Nos. of Above Person (Entities Only) 47-3618354

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Nevada

	7.	Sole Voting Power 0 (See Item 5)
NUMBER OF
SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 1,788,441 (See Item 5)
EACH
REPORTING PERSON WITH	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,788,441 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,788,441 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5 below)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 5.48% (See Item 5 below)

14.	Type of Reporting Person PN

CUSIP No. 40609P105

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1.	Names of Reporting Person Steven R. Hardie I.R.S. Identification Nos. of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 139,089 (See Item 5)
NUMBER OF
SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 1,823,411 (See Item 5)
EACH
REPORTING PERSON WITH	9.	Sole Dispositive Power 139,089 (See Item 5)

	10.	Shared Dispositive Power 1,823,411 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,962,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5 below)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 6.01% (See Item 5 below)

14.	Type of Reporting Person IN

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Energy Company, a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive office is 1183 East Canvasback Drive, Terre Haute, Indiana 47802.

Item 2. Identity and Background.

a.	Name of Person Filing:

(i)

Steven Hardie (the “Reporting Person”) is a United States citizen and is a member and manager of NextG Partners, LLC, (“NextG”) a Nevada limited liability company. Steven Hardie owns 38% of NextG’s membership interest and disclaims beneficial ownership of the other 62% of the shares held by NextG.

	(ii)	NextG Partners, LLC, a Nevada limited liability company.
b.	Residence or Business Address:
	(i)	The address for Steven Hardie is 748 S. Meadows Pkwy, A9 #336, Reno, Nevada 89521.

	(ii)	The address for NextG Partners, LLC is 748 S. Meadows Pkwy, A9 #336, Reno, Nevada 89521.

c.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
d.

None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to June 9, 2022, Next G, LLC, (NextG), a Nevada limited liability company, owned 1,422,101 shares of Issuer Common Stock. Such Shares were purchased from the Issuer in private placements or from shareholders of the Issuer in private transactions, for cash from the working capital of NextG, and as a result, may be deemed to beneficially own the shares of Issuer Common stock.

On June 9, 2022, NextG, a Nevada limited liability company acquired 366,340 shares of Issuer Common Stock. Such Shares were purchased from the Issuer upon conversion of two convertible notes issued by the Issuer to NextG.

Steven Hardie is a member and manager of NextG, and as a result, may be deemed to beneficially own the shares of Issuer Common stock held by Next G.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares of Common Stock for investment purposes and has no further plans which would relate to or result in, other than in the ordinary course of business:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; 5

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	(i)	NextG beneficially owns 1,788,441 or 5.48% of the Shares
(ii)

Steven Hardie may be deemed to beneficially own 139,089 Shares individually, 21,489 Shares through the Steven Robert Hardie Trust, 13,481 Shares through the Sandra W. Hardie Revocable Trust, and 1,788,441 Shares through NextG as a managing member for a total of 6.01% of the Shares

The represented percentage of Shares owned is based on 32,644,198 outstanding shares of Issuer’s Common Stock on June 9, 2022, as calculated after the conversion of the NextG notes on June 9, 2022.

(b)

The following table sets forth the number of Shares as to which the Reporting Persons have (1) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose of direct disposition of the Shares.

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
NextG Partners, LLC	-	-	1,788,441
Steven Hardie, Individually	139,089	139,089	-
Steven Robert Hardie Trust	-	-	21,489
Sandra W. Hardie Revocable Trust	-	-	13,481

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022	NextG Partners, LLC

/s/ Steven Hardie
By: Steven Hardie
Its: Managing Member

Dated: June 21, 2022	Steven Hardie

/s/ Steven R. Hardie
By: Steven Hardie